OMB APPROVAL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 20225 Estimated average burden hours per response. . . . . . .2.50

FORM 12b-25	SEC FILE NUMBER 001-40432

NOTIFICATION OF LATE FILING	CUSIP NUMBER 89904V 200

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tuesday Morning Corporation
Full Name of Registrant

Former Name if Applicable

6250 LBJ Freeway
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75240
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tuesday Morning Corporation (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2022 (the “Quarterly Report”) by the February 9, 2023 filing date.

On February 14, 2023, the Company and certain subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division (the “Bankruptcy Court”). The Company will be unable to file the Quarterly Report within the extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Andrew T. Berger	972	387-3562
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

As described above in Part III – Narrative of this Form 12b-25, the Company was unable to file the Quarterly Report on Form 10-Q for the quarter ended December 31, 2022 within the prescribed time period without unreasonable effort and expense. The Company’s results of operations for the three and six month periods ended December 31, 2022 differed significantly from its results of operations for the three and six month periods ended December 31, 2021 due to the significant adverse developments that occurred with respect to the Company’s business and liquidity, including events preceding the commencement of the Chapter 11 Cases.

The Company will begin to file monthly operating reports with the Bankruptcy Court relating to periods subsequent to February 14, 2023 and will include those reports as exhibits to Current Reports on Form 8-K.

Bankruptcy Court filings and other documents related to the Chapter 11 Cases are available at https://cases.stretto.com/TuesdayMorning or by calling the Company’s claims agent, Stretto, at (855) 202-8673 or by sending an email to TuesdayMorningInquiries@stretto.com.

The Company cautions that trading in the Company’s common stock and other securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases. The Company expects that its existing common stock will be cancelled and that holders of the common stock will not receive any amounts through the Chapter 11 Cases.

Cautionary Notice Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws, which are based on management’s current expectations, estimates and projections. Forward looking statements also include statements regarding the Company’s plans with respect to the Chapter 11 Cases and other statements regarding the Company’s proposed reorganization, strategy, future operations, performance and prospects. These forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from the expectations expressed in the Company’s forward-looking statements. These risks, uncertainties and events also include, but are not limited to, the following: the Company’s ability to obtain timely approval of the Bankruptcy Court with respect to motions filed in the Chapter 11 Cases; objections to the debtor-in-possession (“DIP”) financing or other pleadings filed that could protract the Chapter 11 Cases; the Bankruptcy Court’s rulings in the Chapter 11 Cases, including the approvals of the terms and conditions of the DIP financing, and the outcome of the Chapter 11 Cases generally; the Company’s ability to comply with the restrictions imposed by the proposed terms and conditions of the DIP financing, including the Company’s ability to obtain a timely sale of all of its assets or approval of a plan of reorganization; the length of time that the Company will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Cases; the Company’s ability to continue to operate their business during the pendency of the Chapter 11 Cases; employee attrition and the Company’s ability to retain senior management and other key personnel due to the distractions and uncertainties; the effectiveness of the overall restructuring activities pursuant to the Chapter 11 Cases and any additional strategies the Company may employ to address its liquidity and capital resources; the actions and decisions of creditors and other third parties that have an interest in the Chapter 11 Cases; risks associated with third parties seeking and obtaining authority to terminate or shorten the Company’s exclusivity period to propose and confirm one or more plans of reorganization, for the appointment of a Chapter 11 trustee or to convert the Chapter 11 Cases to a Chapter 7 proceeding; increased legal and other professional costs necessary to execute the Company’s restructuring; the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 Cases; litigation and other risks inherent in a bankruptcy process; and the other factors listed in the Company’s filings with the Securities and Exchange Commission. Except as may be required by law, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements were made or to reflect the occurrence of unanticipated events.

Tuesday Morning Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2023	By:	/s/ Jennyfer R. Gray
Jennyfer R. Gray
Vice President, Interim General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

3